

December 13, 2011

<u>Via Facsimile</u>
Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

   Re: **First China Pharmaceutical Group Inc.**
      Form 8-K
      Filed September 21, 2010
      File No. 000-54076

Dear Mr. Wang:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Robert S. Littlepage for

             Larry Spirgel
             Assistant Director

cc: Mark C. Lee, Esq.
    Greenberg Traurig, LLP